Exhibit 99.1

Leading Proxy Advisor Glass Lewis Recommends Shareholders
Vote FOR the ZIM Director Nominees

Notes That the Board’s Steps “Reflect a Meaningful Effort to Ensure a Disciplined
and Impartial Process”

Dissident Campaign Based on “Allegations Rather Than a Rigorously Supported Assessment”

ZIM Urges Shareholders to Support the Independent Board and the Ongoing Strategic Review
by Voting ONLY FOR all Eight of ZIM’s Nominees and AGAINST all Three Dissident Nominees

HAIFA, Israel, Dec. 14, 2025 – ZIM Integrated Shipping Services Ltd. (NYSE: ZIM) (“ZIM” or the “Company”) today announced that leading independent proxy advisory firm Glass Lewis has recommended that shareholders vote ONLY FOR all eight of ZIM’s director nominees and AGAINST all three dissident nominees in connection with the Company’s Annual General Meeting on December 26, 2025.

This follows the earlier recommendation from Institutional Shareholder Services (“ISS”), which also advised shareholders to vote FOR all eight ZIM nominees and AGAINST all three dissident nominees. Both major independent proxy advisors have now reviewed the contest and independently concluded that ZIM’s current Board is the right team to oversee the Company’s ongoing strategic review.

ZIM’s Board is overseeing a broad, comprehensive and independent strategic review, led exclusively by the independent Board and supported by independent external financial and legal advisors.

No member of ZIM’s management is on the Board and management is fully excluded from evaluating any value-maximizing alternatives under consideration as part of the strategic review.

As previously disclosed, the Board has received multiple indications of interest following its outreach to strategic and financial parties.

ZIM is pleased that Glass Lewis recognized the independence, rigor, and appropriateness of the Board’s approach and affirmed that the Dissident Group has not provided a compelling or substantiated case for Board change while the strategic review is underway.

In its report, Glass Lewis found that:1

•	There was “[n]o evidence to suggest that the process is flawed, conflicted, or misaligned with shareholder interests,” and that the Board’s actions reflect “a disciplined and impartial process.”
•
“The Dissident Group’s reported concerns regarding a potential management-led buyout appear to overlook the reality that the Company’s shareholder base is highly dispersed, with the 10 largest shareholders each only holding between approximately 1.2% and 4.1% of the Company’s ordinary shares. In such an ownership structure, no single investor or aligned bloc is likely to be able to single-handedly determine the outcome of a change-of-control transaction. Any acquisition proposal, whether from management or an external bidder, would require broad shareholder support to be consummated.”

•	The Dissident Group “has not articulated a sufficiently compelling case to warrant the election of its nominees at this time.”
•
The Dissident Group’s position relied heavily on “characterizations of press reports, rumors, and speculation about internal management conduct, none of which has been substantiated by contemporaneous evidence or financial analysis.”

•
With respect to the Dissident Group’s demands regarding risky amounts of capital returns, the Dissident Group’s premise “is not well supported,” noting that the Company operates in “a capital-intensive and highly cyclical industry, carries significant long-term charter commitments, and must maintain adequate liquidity to manage freight-rate volatility and operational risk.”

•
On board composition and independence, the Dissident Group “has not demonstrated that legacy influence remains a material governance concern or that additional changes to board composition are warranted on this basis” and that, by contrast, the dissident nominees “lack direct experience in maritime operations, industrial enterprises, or large-scale strategic transactions – areas that are central to overseeing a capital-intensive, globally regulated shipping business undergoing a late-stage evaluation of potential strategic alternatives.”

1 Permission to quote was neither sought nor obtained.

Based on this analysis, Glass Lewis recommends that ZIM shareholders vote “FOR” ZIM’s director nominees and “AGAINST” the election of the three nominees of the Dissident Group.

“We welcome the Glass Lewis recommendation to vote FOR all eight of ZIM’s nominees and AGAINST all three dissident nominees,” said Yair Seroussi, Chairman of the Board of Directors. “With both Glass Lewis and ISS independently supporting ZIM’s full slate and opposing the election of the Dissident Group’s nominees, shareholders now have clear external validation that the Board overseeing the strategic review is independent, qualified and acting in the best interests of all shareholders. I hope that the Israeli institutional investors will join all investors in achieving the appropriate result. We remain fully committed to a transparent, disciplined process as the review advances to its conclusion.”

Your Vote is Important

With both Glass Lewis and ISS recommending FOR all eight of ZIM’s director nominees, the Board strongly urges all ZIM shareholders to protect the value of their investment by voting “FOR ALL” of the Company’s nominees and AGAINST the three dissident nominees TODAY.

If shareholders have questions or require assistance in voting their shares for the Meeting, please contact the Company’s proxy solicitor, Sodali & Co, at the following contact information:

Sodali & Co
Toll Free: (800) 662-5200
Brokers and Banks: (203) 658-9400
Email: ZIM@info.sodali.com

About ZIM
Founded in Israel in 1945, ZIM is a leading global container liner shipping company with established operations in more than 90 countries serving approximately 33,000 customers in over 300 ports worldwide. ZIM leverages digital strategies and a commitment to ESG values to provide customers with innovative seaborne transportation and logistics services and exceptional customer experience. ZIM’s differentiated global-niche strategy, based on agile fleet management and deployment, covers major trade routes with a focus on select markets where the company holds competitive advantages. Additional information about ZIM is available at www.ZIM.com.

Forward-Looking Statements
This press release contains, or may be deemed to contain, forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995). In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “proposed,” potential” or “continue,” the negative of these terms and other comparable terminology. These statements are only predictions based on the Company’s current expectations and projections about future events or results. There are important factors that could cause the Company’s actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause such differences include risks and uncertainties detailed from time to time in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including under the caption “Risk Factors” in its 2024 Annual Report filed with the SEC on March 12, 2025. Neither the Company nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. The Company assumes no duty to update any of these forward-looking statements after the date hereof to conform its prior statements to actual results or revised expectations, except as otherwise required by law.

Investors:
Sodali & Co
ZIM@info.sodali.com